Entrepreneur Universe Bright Group

Suite 907, Saigao City Plaza Building 2,

No. 170, Weiyang Road, Xi’an, China

January 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Entrepreneur Universe Bright Group
Registration Statement on Form S-1 (No. 333-269219)
Request for Acceleration

Requested Date:	February 1, 2023
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Entrepreneur Universe Bright Group hereby requests that the effective date of its Registration Statement on Form S-1 (File No. 333-269219) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on February 1, 2023, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois Bisgaard Smith LLP at 916.646.8288.

Very Truly Yours,

Entrepreneur Universe Bright Group

/s/ Guolin Tao
Chief Executive Officer